October 14, 2011

VIA EDGAR

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ORIX Corporation
Form 20-F for Fiscal Year Ended March 31, 2011
Filed June 24, 2011
File No. 001-14856

Dear Ms. Hunsaker:

We respectfully submit this letter in response to comments received from the staff via letter dated September 22, 2011 relating to Form 20-F of ORIX Corporation (the “Company”) for the fiscal year ended March 31, 2011 filed on June 24, 2011.

Regarding our responses to the staff’s comments, the Company recognizes and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the staff’s comments. For your convenience, we have restated the staff’s comments in italicized type and have followed each of the staff’s comments with our response thereto.

Outside Japan, page 35.

1.	You have disclosed on page 35 that certain regulations promulgated under the Dodd-Frank Act may affect ORIX USA’s business operations. Please expand your disclosure in future filings to explain in further detail how the Dodd-Frank Act is expected to affect your business operations and provide quantitative information in future filings to the extent reasonably known.

In future filings beginning with the annual report on Form 20-F for the fiscal year ending March 31, 2012, the Company intends to expand its disclosures to explain in further detail how the Dodd-Frank Act is at such time expected to affect its business operations (including quantitative information to the extent reasonably known at such time), as illustrated by the following proposed disclosure.

Ms. Hunsaker	2	October 14, 2011
Securities and Exchange Commission

(Proposed disclosure)

Recent disruptions in the U.S. financial markets caused lawmakers and regulators to evaluate the effectiveness of their oversight of the financial services industry, and eventually resulted in the adoption of the Dodd-Frank Wall Street Reform and Consumer Protection act (“Dodd-Frank Act”) by the U.S. Congress in January 2010. Certain regulations promulgated and expected to be promulgated under the Dodd-Frank Act may affect ~~ORIX USA’s~~ our business operations. For example, the Dodd-Frank Act establishes the Financial Stability Oversight Counsel, or FSOC, a federal agency charged with, among other things, designating systemically important nonbank financial companies for heightened supervisory requirements and prudential standards supervision and regulation. If the FSOC designates ORIX as a systemically important nonbank financial institution, we could become subject to enhanced requirements regarding capital, leverage, liquidity, conflicts and risk management.

Details of Operating Results, page 50

Asset quality, page 55

Direct Financing Leases, page 55

2.	We note that you believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that your allowance for doubtful receivables was adequate as of March 31, 2011. We also note that you discuss the adequacy of your allowance in the last paragraph on page F-16. Please revise future filings to discuss the “appropriateness” of your allowance for doubtful receivables, instead of the adequacy. For example, your disclosure on page 55 should state, if true, you believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that your allowance for doubtful receivables was “appropriate” as of March 31, 2011.

The Company acknowledges the Staff’s comment and intends to revise its disclosure as follows to discuss the “appropriateness” of its allowance for doubtful in future filings beginning with the annual report on Form 20-F for the fiscal year ending March 31, 2012.

(Proposed disclosure)

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was ~~adequate~~ appropriate as of March 31, 2011 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by the collateral of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

Ms. Hunsaker	3	October 14, 2011
Securities and Exchange Commission

Financial Statements and Notes

Note 1—Significant Accounting and Reporting Policies, page F-13

(e) Recognition of revenues, page F-14

Leases, page F-14

(2) Recognition of revenues for operating leases, page F-15

3.	We note that where the company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses from such disposition are separately disclosed as gains and sales of real estate under operating leases. Please tell us how you analyzed the guidance in ASC 840-20-40-3 through 40-5 as it stipulates that if the seller or any party related to the seller retains substantial risks of ownership in the leased property the sale of the property subject to an operating lease shall be accounted for as a borrowing as opposed to a sale.

When the Company or its subsidiaries sell real estate under operating leases, the Company evaluates whether the sale should be reported as part of continuing operations or discontinued operations in accordance with ASC205-20-45. Generally, if the Company or its subsidiaries sell real estate under operating leases to an affiliate, the sale does not result in a discontinued operation because the Company or its subsidiaries is considered to have “significant continuing involvement”, as that term is used in ASC205-20-45-1, through their equity method investment in the buyer-affiliate. Under such circumstances, the Company presents a gain or loss from the sale as part of “gains and sales of real estate under operating leases” included in continuing operations.

Prior to the above income statement presentation analysis, the Company evaluates whether the sale recognition of real estate under operating leases is appropriate in accordance with ASC 360-20-40 and ASC840-20-40. When the buyer is an affiliate, the Company carefully analyses each type of continuing involvements to determine whether a sale transaction qualifies for partial sale pursuant to ASC 360-20-40, and whether there is any substantial continuing involvement (such as guarantees, support obligations, remarketing promises, repurchase options, etc. that assure recovery of the investment by the buyer or its outside investors) that precludes sale accounting pursuant to ASC 840-20-40-3 through 40-5. The Company considers all facts and circumstances when making such an analysis. Only after the Company concludes that a sale transaction qualifies as a partial sale under ASC 360-20-40, there is no substantial continuing involvement under ASC840-20-40, and, therefore, that the transaction represents a genuine transfer of risks and rewards to the outside investors of the buyer-affiliate does the Company recognize a profit on the sale of real estate under operating leases to the extent of an outside ownership interest in the buyer-affiliate at the date of sale.

Ms. Hunsaker	4	October 14, 2011
Securities and Exchange Commission

Non-accrual policy, page F-15

4.	We note that the disclosures required by ASC 310-10-50-6 are required to be provided by class of financing receivable. We note that in certain cases, the policies disclosed are summarized, and it is unclear whether the policy applies to each of your classes. For example, please clarify in future filings whether your non-accrual and interest recognition policies disclosed on page F-15 apply to each class of your receivables.

The Company and its subsidiaries apply the same non-accrual and interest recognition policy to all classes of its financing receivables. In response to the staff’s comments, the Company intends to revise the disclosure under the caption of “Non-accrual policy” as shown below and represents that it will provide this level of disclosure in future filings, as appropriate.

(Proposed disclosure)

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes certain that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors.

Note 2—Fair Value Measurements, page F-27

Real Estate collateral-dependent loans, page F-35

5.	We note you may use third party appraisals in determining the collateral underlying your real estate collateral dependent loans, your investments in operating leases and other operating assets, and your land and buildings undeveloped or under construction. Please consider disclosing:

•	Whether you make any adjustments to the appraisals and why;

•	Type of appraisal, such as “retail value” or “as is” value; and

•	The steps you take between appraisal dates to ensure the value recorded for the assets is appropriate.

Ms. Hunsaker	5	October 14, 2011
Securities and Exchange Commission

Generally, the Company does not make any adjustments to the third-party appraisals, because such appraised values most appropriately represent fair value.

Regarding appraisals conducted by the Company, the Company intends to provide more information in future filings about the nature of the estimated cash flows used in determining fair value.

Regarding the steps the Company takes between appraisal dates, the Company intends to enhance the disclosure by explaining monitoring activities employed by the Company for real estate collateral-dependent loans.

Based on the above, the Company intends to revise in future filings the disclosure under the captions “Real estate collateral-dependent loans” and “Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction” as shown below and represents that it will provide this level of disclosure in future filings, as appropriate.

(Proposed disclosure)

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurements and Disclosures”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. Real estate collateral-dependent loans whose fair values are estimated using an appraisal of the underlying collateral based on techniques other than recent transactions involving sales of similar assets are classified as Level 3 because such techniques involve unobservable inputs.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies based on discount cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such techniques involve unobservable inputs.

Ms. Hunsaker	6	October 14, 2011
Securities and Exchange Commission

6.	We note your disclosure on page F-45 that for all portfolio segments, you charge-off doubtful receivables when the likelihood of any future collection is minimal based upon the evaluation of the debtor’s creditworthiness and liquidation status of the collateral. Please tell us how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, please clarify whether the partially charged-off loans are returned to performing status or whether they remain classified and accounted for as nonperforming and/or impaired.

It is rare for the Company and its subsidiaries to partially charge-off doubtful receivables. In common with all classes, the Company generally charges off all amounts of doubtful receivables when the Company believes that the likelihood of any future collection is minimal considering debtors’ creditworthiness and the liquidation status of collateral. Prior to the disposition of the collateral, the amount of future collection may change due to fluctuation of the collateral value. As such, the Company believes the likelihood of any future collection generally is not considered to be minimal until the disposition of the collateral, at which time a full charge-off of any uncollectible balance would be taken, if applicable. Even when the Company charges off doubtful receivables partially, the partially charged-off loans would continue to be classified and accounted for as nonperforming and/or impaired.

7.	You disclosed on page F-47 that loans to consumer borrowers, including housing loans and other, are impaired when terms of these loans are modified in troubled debt restructurings. To the extent material, please tell us the amount of loans that have been modified for the periods presented, discuss the circumstances in which you modify loans, and provide a description of the key features of the loan modification program(s) you follow, including whether the programs are government sponsored or your own.

The amounts of loans that have been modified were not material for any of the periods presented.

Note 25—Write-downs of Long-Lived Assets, page F-97

8.	We note that you recognized ¥8.4 billion of write-downs for long lived assets, including land and buildings undeveloped or under construction. Please explain to us, and revise future filings, to discuss the events and circumstances that led to the write down of these assets. To the extent third party appraisals or sales of similar assets were not used in determining the fair value of the buildings that were undeveloped or under construction, please expand your disclosure in future filings to discuss how the value of such assets were determined.

Ms. Hunsaker	7	October 14, 2011
Securities and Exchange Commission

Other long-lived assets for which the Company and its subsidiaries recognized write-downs include golf courses and land and buildings undeveloped or under construction. The Company and its subsidiaries reduced the net carrying amounts of these long-lived assets to their respective fair values, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. The Company and its subsidiaries determined the fair values based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies described in Note 2—Fair Value Measurements of our March 31, 2011 consolidated financial statements. The Company intends to revise in future filings the disclosure under the caption “Write-downs of Long-Lived Assets” as shown below and represents that it will provide this level of disclosure in future filings, as appropriate.

(Proposed disclosure)

Write-downs of Long-Lived Assets

Others—During fiscal 2009, 2010 and 2011, the Company and its subsidiaries recognized ¥83 million, ¥4,546 million and ¥8,451 million ($102 million) of write-downs, respectively, for long-lived assets other than the above, including land and buildings undeveloped or under construction, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

Ms. Hunsaker	8	October 14, 2011
Securities and Exchange Commission

*        *        *

Please contact Theodore Paradise of Davis Polk & Wardwell LLP, our outside U.S. counsel (Tel.: +81-3-5561-4567; Fax: +81-3-5561-4772) with any questions you may have regarding this letter.

Sincerely yours,

/s/ Haruyuki Urata
Haruyuki Urata Chief Financial Officer, ORIX Corporation

Enclosures:

cc:	Yoshiko Fujii
ORIX Corporation
Tel.: +81-3-5419-5042 / Fax: +81-3-5419-5901
E-mail: yoshiko_fujii@orix.co.jp
Tetsuzo Hamajima
KPMG AZSA & Co.
Tel.: +81-3-3548-5101 / Fax.: +81-3-3548-5109
E-mail: tetsuzo.hamajima@jp.kpmg.com
Theodore A. Paradise, Esq.
Jesse Gillespie, Esq.
Davis Polk & Wardwell LLP, Tokyo Office
Tel.: +81-3-5561-4567 / Fax: +81-3-5561-4772
E-mail: paradise@dpw.com